Vf 3/18/04

A# 3/16 2004

SECU [redacted] MMISSION

04015982

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65720

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. SECTION

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **12/09/02** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Juniper Advisory L.P. (formerly HSF Capital L.P.)**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

2727 Allen Parkway, Suite 1350
(No. and street)

Houston (City) **Texas** (State) **77019** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Davis **713-335-4735** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center (Address) **New York** (City) **NY** (State) **10281** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 19 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Richard K. Gordon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Juniper Advisory L.P. (formerly HSF Capital L.P.; the "Partnership") for the period from December 9, 2002 (date of formation) through December 31, 2003, are true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Richard K. Gordon February 23, 2004
Signature Date

President
Title

Joyce E. Gilbert
Notary Public

JOYCE E. GILBERT
NOTARY PUBLIC
STATE OF TEXAS
My Commission Expires
OCTOBER 7, 2007

JUNIPER ADVISORY L.P.
(FORMERLY HSF CAPITAL L.P.)
(SEC I.D. No. 8-65720)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

File pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of Juniper Advisory L.P.:

We have audited the accompanying statement of financial condition of Juniper Advisory L.P. (formerly HSF Capital L.P.; the "Partnership") as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Partnership at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 20, 2004

JUNIPER ADVISORY L.P. (FORMERLY HSF CAPITAL L.P.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 1,823,027
Interest receivable	1,424
Fixed assets (net of accumulated depreciation of $1,958)	21,193
Deposit	66
TOTAL ASSETS	$ 1,845,710

LIABILITY AND PARTNERS' CAPITAL

LIABILITY -	
Accrued expenses	$ 26,332
PARTNERS' CAPITAL:	
General partner:	1,823
Limited partner:	1,817,555
Total partners' capital	1,819,378
TOTAL LIABILITY AND PARTNERS' CAPITAL	$ 1,845,710

See notes to statement of financial condition.

JUNIPER ADVISORY L.P. (FORMERLY HSF CAPITAL L.P.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Juniper Advisory L.P. (formerly HSF Capital L.P.; the "Partnership") was formed on December 9, 2002 under the laws of the State of Delaware. During May 2003, the Partnership became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD").

The Partnership performs financial advisory services and earns fees upon successful completion of significant transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America which includes industry practices.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, including those related to bonus accruals, that affect the reported amounts and the disclosure of contingencies in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents are defined as amounts which are readily convertible into cash and highly liquid investments with an original maturity of three months or less.

Depreciation - Office furniture and equipment are depreciated using the straight-line depreciation method over a period of seven years.

Income Taxes – In accordance with Federal and state income tax regulations, no income taxes are levied on the Partnership, but rather on the individual partners. Consequently, no provision or liability for Federal and state income taxes has been reflected in the accompanying financial statements.

3. PARTNERS' CAPITAL

Profits and losses of the Partnership are allocated to the partners pro rata based on Partnership capital contributions.

4. RELATED PARTY

An expense agreement between the Partnership and Juniper Capital L.P., a related party, governed the sharing of expenses for the period from December 9, 2002 (date of formation) to December 31, 2003. This agreement provided that certain ongoing operational costs would be paid by Juniper

Capital L.P. and would not require reimbursement from the Partnership. Beginning January 1, 2004, a new expense sharing agreement became effective whereby all expenses related to both the Partnership and Juniper Capital L.P. would be allocated to both entities, and all expenses directly attributable to the Partnership would be the responsibility of the Partnership.

4. NET CAPITAL REQUIREMENT

The Partnership is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. The Partnership uses the Aggregate Indebtedness Method permitted by Rule 15c3-1 which requires the Partnership to maintain net capital equal to the greater of $5,000 or 6 2/3% of total aggregate indebtedness, as defined. As of December 31, 2003, the Partnership's net capital of $1,762,058 exceeded the minimum requirement by $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.015 to 1 at December 31, 2003.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 20, 2004

Juniper Advisory L.P.
2727 Allen Parkway, Suite 1350
Houston, Texas 77019

In planning and performing our audit of the financial statements of Juniper Advisory L.P. (formerly HSF Capital L.P.; the "Partnership") for the period from December 9, 2002 (date of formation) to December 31, 2003 (on which we issued our report dated February 20, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the partners, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP